UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhp.com
bhp.com

Group Governance

8 November 2018

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meeting of shareholders of BHP Billiton Limited held in Adelaide, Australia on 8 November 2018 and at the meeting of shareholders of BHP Billiton Plc held in London, United Kingdom on 17 October 2018.

As required by the Dual Listed Company Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia LEI WZE1WSENV6JSZFK0JC28 Registered Office: 171 Collins Street, Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales LEI 549300C116EOWV835768 Registered Office: Nova South, 160 Victoria Street, London SW1E 5LB, United Kingdom

The headquarters of the BHP Group are in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions	Result

1	To receive the 2018 Financial Statements and Reports for BHP (an ordinary resolution)	3,239,518,707	99.55%	14,644,400	0.45%	3,254,163,107	45,627,327	CARRIED
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)	3,197,327,039	97.44%	84,141,942	2.56%	3,281,468,981	18,309,787	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)	3,280,872,740	99.61%	12,947,404	0.39%	3,293,820,144	5,961,497	CARRIED
4	To approve the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	3,173,894,313	96.40%	118,570,116	3.60%	3,292,464,429	7,312,636	CARRIED
5	To approve the authority to allot equity securities in BHP Billiton Plc for cash (a special resolution)	3,212,528,606	97.58%	79,551,134	2.42%	3,292,079,740	7,709,593	CARRIED
6	To authorise the repurchase of shares in BHP Billiton Plc (a special resolution)	3,268,516,237	99.23%	25,286,941	0.77%	3,293,803,178	5,961,020	CARRIED
7	To approve the 2018 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	3,135,868,496	96.61%	109,873,246	3.39%	3,245,741,742	53,711,796	CARRIED
8	To approve the 2018 Remuneration Report (a non-binding ordinary resolution)	3,099,521,262	95.22%	155,645,383	4.78%	3,255,166,645	44,236,128	CARRIED
9	To approve the grant to the Executive Director (an ordinary resolution)	3,195,078,496	97.03%	97,665,002	2.97%	3,292,743,498	7,029,924	CARRIED
10	To approve the change of name of BHP Billiton Limited and BHP Billiton Plc (a special resolution)	3,289,122,463	99.86%	4,533,697	0.14%	3,293,656,160	6,121,397	CARRIED
11	To re-elect Terry Bowen as a Director of BHP (an ordinary resolution)	3,244,690,801	98.50%	49,401,630	1.50%	3,294,092,431	5,694,168	CARRIED

	Business	Votes For	%	Votes Against	%	Total Votes Cast	Abstentions	Result

12	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)	3,181,079,949	99.54%	14,750,397	0.46%	3,195,830,346	103,959,117	CARRIED
13	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)	3,278,860,417	99.54%	15,220,931	0.46%	3,294,081,348	5,685,663	CARRIED
14	To re-elect Carolyn Hewson as a Director of BHP (an ordinary resolution)	3,173,369,935	99.29%	22,538,720	0.71%	3,195,908,655	103,877,127	CARRIED
15	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)	3,257,787,360	98.89%	36,454,933	1.11%	3,294,242,293	5,548,308	CARRIED
16	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)	3,084,513,943	96.88%	99,299,395	3.12%	3,183,813,338	115,975,083	CARRIED
17	To re-elect John Mogford as a Director of BHP (an ordinary resolution)	3,281,232,667	99.61%	12,755,223	0.39%	3,293,987,890	5,798,172	CARRIED
18	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)	3,178,705,754	99.47%	16,857,172	0.53%	3,195,562,926	104,223,742	CARRIED
19	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)	3,246,719,373	98.56%	47,393,733	1.44%	3,294,113,106	5,669,144	CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc

1	To receive the 2018 Financial Statements and Reports for BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,673,395,849	1,579,521,820

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,633,256,132	1,569,550,591
◆	was to vote against the resolution	4,676,054	9,867,295
◆	was to abstain on the resolution	37,333,878	8,292,371
◆	may vote at the proxy’s discretion	35,463,663	103,934

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,314,658	1,571,913,365

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,664,851,568	1,495,663,709
◆	was to vote against the resolution	7,975,162	76,146,148
◆	was to abstain on the resolution	2,403,404	15,900,825
◆	may vote at the proxy’s discretion	35,487,928	103,508

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,371,775	1,584,204,496

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,668,194,992	1,575,983,994
◆	was to vote against the resolution	4,696,322	8,117,882
◆	was to abstain on the resolution	2,350,373	3,609,696
◆	may vote at the proxy’s discretion	35,480,461	102,620

4	To approve the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,707,893,350	1,583,336,682

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,664,343,559	1,472,624,471
◆	was to vote against the resolution	7,853,389	110,609,444
◆	was to abstain on the resolution	2,823,258	4,477,510
◆	may vote at the proxy’s discretion	35,696,402	102,767

		Limited	Plc

5	To approve the authority to allot equity securities in BHP Billiton Plc for cash (a special resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,707,453,540	1,583,390,890

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,665,926,665	1,509,705,294
◆	was to vote against the resolution	5,859,409	73,582,600
◆	was to abstain on the resolution	3,277,079	4,423,079
◆	may vote at the proxy’s discretion	35,667,466	102,996

6	To authorise the repurchase of shares in BHP Billiton Plc (a special resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,088,193	1,584,478,510

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,665,905,772	1,565,645,597
◆	was to vote against the resolution	6,545,419	18,730,411
◆	was to abstain on the resolution	2,617,019	3,334,211
◆	may vote at the proxy’s discretion	35,637,002	102,502

7	To approve the 2018 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,698,442,771	1,546,383,112

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,607,977,778	1,491,834,874
◆	was to vote against the resolution	55,271,084	54,446,623
◆	was to abstain on the resolution	12,264,153	41,422,167
◆	may vote at the proxy’s discretion	35,193,909	101,615

8	To approve the 2018 Remuneration Report (a non-binding ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,699,464,417	1,554,790,275

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,577,613,214	1,478,048,924
◆	was to vote against the resolution	78,849,110	76,640,636
◆	was to abstain on the resolution	11,240,749	32,965,997
◆	may vote at the proxy’s discretion	43,002,093	100,715

		Limited	Plc

9	To approve the grant to the Executive Director (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,706,642,318	1,584,890,625

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,641,589,149	1,517,372,002
◆	was to vote against the resolution	30,096,062	67,414,265
◆	was to abstain on the resolution	4,072,022	2,922,892
◆	may vote at the proxy’s discretion	34,957,107	104,358

10	To approve the change of name of BHP Billiton Limited and BHP Billiton Plc (a special resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,707,668,016	1,584,751,460

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,668,354,003	1,584,023,029
◆	was to vote against the resolution	3,892,398	627,385
◆	was to abstain on the resolution	3,051,938	3,062,822
◆	may vote at the proxy’s discretion	35,421,615	101,046

11	To re-elect Terry Bowen as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,332,353	1,584,537,899

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,632,102,314	1,575,611,821
◆	was to vote against the resolution	40,575,466	8,820,894
◆	was to abstain on the resolution	2,394,582	3,276,383
◆	may vote at the proxy’s discretion	35,654,573	105,184

12	To re-elect Malcolm Broomhead as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,390,371	1,486,219,015

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,667,297,061	1,476,995,736
◆	was to vote against the resolution	5,625,860	9,119,075
◆	was to abstain on the resolution	2,339,383	101,595,267
◆	may vote at the proxy’s discretion	35,467,450	104,204

		Limited	Plc

13	To re-elect Anita Frew as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,298,342	1,584,554,239

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,666,542,182	1,575,432,760
◆	was to vote against the resolution	6,199,981	9,017,990
◆	was to abstain on the resolution	2,409,172	3,259,993
◆	may vote at the proxy’s discretion	35,556,179	103,489

14	To re-elect Carolyn Hewson as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,447,750	1,486,232,030

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,663,226,415	1,473,342,281
◆	was to vote against the resolution	9,747,944	12,786,260
◆	was to abstain on the resolution	2,277,623	101,582,252
◆	may vote at the proxy’s discretion	35,473,391	103,489

15	To re-elect Andrew Mackenzie as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,466,138	1,584,544,438

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,664,569,619	1,556,149,047
◆	was to vote against the resolution	8,160,321	28,291,783
◆	was to abstain on the resolution	2,264,616	3,269,844
◆	may vote at the proxy’s discretion	35,736,198	103,608

16	To re-elect Lindsay Maxsted as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,267,259	1,474,323,890

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,630,213,326	1,417,448,433
◆	was to vote against the resolution	42,407,457	56,771,253
◆	was to abstain on the resolution	2,461,455	113,490,390
◆	may vote at the proxy’s discretion	35,646,476	104,204

17	To re-elect John Mogford as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,224,462	1,584,542,946

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,668,924,254	1,575,333,224
◆	was to vote against the resolution	3,646,275	9,104,468
◆	was to abstain on the resolution	2,505,253	3,271,336
◆	may vote at the proxy’s discretion	35,653,933	105,254

		Limited	Plc

18	To re-elect Shriti Vadera as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,133,906	1,486,205,042

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,664,851,719	1,477,045,923
◆	was to vote against the resolution	7,799,730	9,051,356
◆	was to abstain on the resolution	2,593,196	101,608,959
◆	may vote at the proxy’s discretion	35,482,457	107,763

19	To re-elect Ken MacKenzie as a Director of BHP (an ordinary resolution)
Þ	Total number of votes exercisable by all proxies validly appointed	1,708,337,113	1,584,545,026

Þ	Total number of votes in respect of which the appointments specified that the proxy -
◆	was to vote for the resolution	1,654,926,320	1,554,890,925
◆	was to vote against the resolution	17,840,569	29,549,697
◆	was to abstain on the resolution	2,393,641	3,269,166
◆	may vote at the proxy’s discretion	35,570,224	104,404

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 17 October 2018) are:

	Item of Business	Votes cast %*
1	To receive the 2018 Financial Statements and Reports for BHP	74.79%
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	74.43%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	75.01%
4	To approve the general authority to issue shares in BHP Billiton Plc	74.97%
5	To approve the authority to allot equity securities in BHP Billiton Plc for cash	74.97%
6	To authorise the repurchase of shares in BHP Billiton Plc	75.02%
7	To approve the 2018 Remuneration Report other than the part containing the Directors’ remuneration policy	73.22%
8	To approve the 2018 Remuneration Report	73.62%
9	To approve the grant to the Executive Director	75.04%
10	To approve the change of name of BHP Billiton Limited and BHP Billiton Plc	75.03%
11	To re-elect Terry Bowen as a Director of BHP	75.02%
12	To re-elect Malcolm Broomhead as a Director of BHP	70.37%
13	To re-elect Anita Frew as a Director of BHP	75.02%
14	To re-elect Carolyn Hewson as a Director of BHP	70.37%
15	To re-elect Andrew Mackenzie as a Director of BHP	75.02%
16	To re-elect Lindsay Maxsted as a Director of BHP	69.81%
17	To re-elect John Mogford as a Director of BHP	75.02%

18	To re-elect Shriti Vadera as a Director of BHP	70.37%
19	To re-elect Ken MacKenzie as a Director of BHP	75.02%

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 8, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary